Exhibit 99.1

Acco Group Holdings Limited Announces the Launch of Licensed Corporate Service Operations in Singapore, Expanding its Regional Corporate Services Footprint

Hong Kong / Singapore, Sept. 08, 2026 (GLOBE NEWSWIRE) -- Acco Group Holdings Limited (Nasdaq: ACCL) (the “Company”), a corporate services provider headquartered in Hong Kong, today announced the expansion of the Company’s Singapore subsidiary, Accolade IP (SG) PTE. LTD., into the regional Corporate Service Provider sector, following the official receipt of the Corporate Service Provider (“CSP”) license from Accounting and Corporate Regulatory Authority of Singapore. With an expanded and operational CSP services team in Singapore consisting of seasoned local CSP professionals, Accolade IP (SG) PTE. LTD. is positioned to deliver comprehensive corporate secretarial, regulatory compliance, entity management, and governance advisory services to local, regional, and multinational clients.

Regional Market Opportunity & Growth Prospects

Singapore serves as the gateway to the broader Asia-Pacific enterprise landscape. The expansion enables the Company to capture significant market demand across key business hubs in the region, including Singapore, Malaysia, and Greater China. Based on management’s internal estimates and strategic analysis, which have not been independently verified, the addressable market for corporate secretarial services across Greater China and select Southeast Asian markets (specifically Singapore and Malaysia) was valued at approximately US$ 2.0 billion in 2025. This market is projected to expand at a compound annual growth rate of approximately 6.7% through 2034. Management attributes this expansion to intensifying regional regulatory complexities and accelerated corporate globalization. Furthermore, the sustained entrepreneurial activity and a rising volume of corporate formations within these jurisdictions continue to drive structural demand for compliant corporate governance and secretarial solutions. The management believes that this ongoing expansion across these markets is further supported by key industry catalysts, such as:

●	Heightened Regulatory & Compliance Standards: Stricter enforcement by statutory authorities—such as Singapore’s ACRA—regarding Anti-Money Laundering (AML) mandates, Ultimate Beneficial Ownership (UBO) filings, and corporate transparency continues to fuel the need for professional, tech-enabled compliance support; and

●	Foreign Direct Investment & Ecosystem Expansion: Continuous foreign direct investment (FDI) inflows, alongside the rapid scaling of regional headquarters, family offices, and tech startups, create steady, recurring demand for ongoing corporate entity maintenance.

Leadership Commentary

“Securing our CSP license in Singapore represents a pivotal milestone in the Company’s global growth strategy,” said Mr. Cheung Po, LUI, Chief Executive Officer of the Company. “By expanding our licensed and fully operational CSP team in Singapore—the primary enterprise hub of the region—we are uniquely positioned to address the expanding US$ 2+ billion corporate secretarial market across Singapore, Malaysia, Southeast Asia and Greater China. Our CSP foothold in Singapore allows us to serve cross-border enterprise clients seamlessly while driving sustainable recurring revenue growth.”

About Acco Group Holdings Limited

Headquartered in Hong Kong, the Company is a multi-disciplinary corporate service provider with a strong presence in Hong Kong and Singapore. Through its wholly-owned operating subsidiaries in Hong Kong and Singapore, the Company specializes in offering corporate secretarial services, accounting services, intellectual properties registration services in Hong Kong and Singapore, under the “Accolade” brand. The Company’s clientele ranges from individual clients, small and medium-sized enterprises to multinational corporations, reflecting its ability to cater to diverse business needs with tailored, technology enhanced solutions. For more information, please visit https://www.accoladegroup.com.hk and https://www.accogroups.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s most recent annual report on Form 20-F and other filings with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Acco Group Holdings Limited

Investor Relations

Email: ir@accogroups.com

Tel: +852 3521 2960